UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 1, 2006

Metal Storm Limited ———————————————————————————————————
(Translation of registrant’s name into English)

Level 34, Central Plaza One, 345 Queen Street BRISBANE QLD 4000
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

BOARD CHANGE

Arlington, VA – November 1, 2006: Metal Storm Limited (NASDAQ ticker symbol:
MTSX and ASX trading code: MST).

At its meeting of 31 October 2006 the Board of Metal Storm Limited accepted the resignation of Director, General Wayne Downing, effective from November 1,
2006 with thanks for his contribution to the Company over a long period of service.

General Downing was appointed to the Board in October 1999, shortly after its listing.  He left the Board in late 2001 to take up a position as the US
National Director and Deputy National Security Adviser for combating terrorism.  He returned to the Board in October 2002.

The Chairman of Metal Storm thanked General Downing for his service to the
Company through many roles on the Board, including Deputy Chairman and Head of the Remuneration Committee.  “Wayne has been generous with his time and commitment.  He has been a knowledgeable supporter of the technology and a bridge between US and Australian interests at the time the Company was building its operations here and in Australia.  The Company owes a debt of great gratitude to General Downing for his constructive advice and determination to see the technology well placed and funded.”

General Downing said he had enjoyed the six plus years that he spent with
Metal Storm and continues to believe in the fantastic potential of the unique technology.

The Executive Chairman advised that the Company did not intend to fill the casual vacancy in the foreseeable future.

Terry O’Dwyer
Executive Chairman

Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s NASDAQ Small Cap ticker symbol: MTSX

Company Contact:
Australia & USA
Jim MacDonald - Chief Financial Officer, Metal Storm Limited - Ph: +1 571 226
6337

About Metal Storm
Metal Storm Limited is a multi-national defense technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology.  The company is headquartered in
Brisbane, Australia and incorporated in Australia, with an office in
Arlington, Virginia.

Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.

Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio.  The Metal Storm weapons system utilizes multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system.  Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.

Safe Harbour
Certain statements made herein that use the words “estimate”, “project”,
“intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities
Litigation Reform Act of 1995.  These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel.
For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metal Storm Limited

Date: November 1, 2006	By:	James Donald MacDonald
	Name:	James Donald MacDonald
	Title:	Company Secretary